

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop #4631   August 8, 2016

<u>Via E-mail</u>
John DiRocco
Vice President, Assistant General Counsel,
and Corporate Secretary
SunCoke Energy Partners, L.P.
1011 Warrenville Road, Suite 600
Lisle, IL 60532

> **Re: SunCoke Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 29, 2016**
> **File No. 333-212785**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 18, 2016**
> **File No. 1-35243**

Dear Mr. DiRocco:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1.   We have the comments below on your Form 10-K, incorporated by reference into your registration statement. Please ensure that you have resolved all comments on your Form 10-K before you request acceleration of the registration statement.

Form 10-K for the Year Ended December 31, 2015

Critical Accounting Policies, page 60
Accounting for Impairment of Goodwill, Intangible Assets, Long-Lived Assets and Equity
Method Investment, page 61

2.   We note that Indiana Harbor continues to be your single largest operating challenge
        based on your earnings call held on April 27, 2016. We also note that you performed an
        impairment test due to recent results and the operational challenges related to this facility
        and concluded that your undiscounted cash flows were sufficient to recover your long-
        lived assets. To the extent that the assets or asset group associated with this facility had
        expected undiscounted future cash flows that were not substantially in excess of the
        carrying values and to the extent that an impairment of these asset amounts, in the
        aggregate or individually, could materially impact your operating results or total equity,
        please provide the following disclosures related to those assets or asset groups:
        •   The percentage by which the undiscounted cash flows exceed the carrying value;
        •   The carrying value of these assets;
        •   A description of the methods and key assumptions used and how the key assumptions
            were determined;
        •   A discussion of the degree of uncertainty associated with the key assumptions. The
            discussion regarding uncertainty should provide specifics to the extent possible; and
        •   A description of potential events and/or changes in circumstances that could
            reasonably be expected to negatively affect the key assumptions.

Financial Statements
Notes to the Financial Statements
Note 3. Acquisitions, page 87 and Note 12. Goodwill and Other Intangible Assets, page 97

3.   We note that you allocated $139 million of your CMT purchase price to permits. Please
        expand your footnote disclosures or your related critical accounting policies to explain
        the nature of these permits and how you determined their respective useful lives.

Note 9. Income Taxes, page 94

4.   The 2015 reconciliation of the effective income tax effect at the statutory rate to your
        income tax benefit reflects an $8.8 million adjustment related to a change in your
        valuation allowance. The footnote to this adjustment indicates that the change in
        valuation allowance was primarily related to the cancellation of the agreement to sell
        your interest in the Harold Keene Coal Companies. Given that this footnote further
        indicates that both the deferred tax asset and valuation allowance were reversed, please
        tell us and expand your disclosure to clarify why this transaction resulted in the $8.8
        million reduction in income taxes pursuant to ASC 740.

5.   Please tell us and expand your disclosure to clarify the nature of the deferred tax liability captioned "Investment in partnerships" as well as the reason(s) for the $162.6 million increase in this liability. Please also clarify how this increase relates to your $55.6 million Additional Paid-In Capital adjustment that is captioned "Deferred taxes related to basis difference in the Partnerships" as reflected in your 2015 Consolidated Statement of Equity.

Note 17. Black Lung Benefit Obligations, page 106

6.   We note that the estimated liability at December 31, 2015 was impacted by a significant increase in the number of claims filed as well as the rate at which claims are awarded. In addition, the expense of $9.8 million recorded represents approximately 12% of your operating income and 42% of your pre-tax income before the loss from equity method investment for the year ended December 31, 2015. In this regard, please address the following:
- Please tell us what consideration you gave to providing the disclosures recommended by Question 3 of SAB Topic 5:Y, including the settlement costs by claim, the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim;
- If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50; and
- We remind you that Rule 10-01(a)(5) of Regulation S-X states that disclosure of material contingences shall be provided in interim financial statements even though a significant change since year end may not have occurred. Please revise your disclosures as necessary.

Note 18. Commitments and Contingent Liabilities, page 107

7.   We note that you have received a Finding of Violation (FOV) from the EPA related to your Indiana Harbor cokemaking facility. Please clarify how a FOV differs from a Notice of Violation (NOV) and address how this finding impacted your belief that you cannot estimate any future injunctive relief or potential monetary penalty and any potential future citations. In this regard, in light of the fact that you began working in a cooperative manner with the EPA and others in January 2012 to address the alleged allegations at this facility, please tell us why you are still unable to determine a range of probable or reasonably possible loss pursuant to ASC 450. Please also address this comment as it relates to your Form 10-Q for the quarter ended June 30, 2016. In this regard, we note your disclosure therein that the parties are meeting regularly in 2016.

<u>Closing</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik, Staff Accountant at 202-551-3692 or Jeanne Baker, Staff Accountant at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

John DiRocco
SunCoke Energy, Inc.
August 8, 2016
Page 5

cc: <u>Via E-mail</u>
        Gillian A. Hobson
        Vinson & Elkins LLP